

March 7, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Huahui Education Group Corporation
Mr. Wu Zihua
President
Block 2, Duo Li Hi Tech Industrial Park, No.9,
Jinlong 1st Road, Baolong Residential District,
Longgang District, Shenzhen.

Re: **Huahui Education Group Corporation**
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed September 1, 2017
File No. 333-213314

Dear Mr. Zihua:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction